UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 8, 2022, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics Appoints Dr. George Apostol as Chief Medical Officer and Global Head of Research & Development.” A copy of this press release is furnished herewith as Exhibit 99.1.

On September 5, 2022, the Registrant and Sylvia Panigone, Ph.D., M.B.A. agreed that she will leave her position as Chief Operating Officer on November 30, 2022. Chad Hellmann, Chief Financial Officer of the Registrant, will assume responsibility for non-clinical operations. Dr. Panigone’s resignation was not as a result of any disagreement between Dr. Panigone and the Registrant, or any matter related to the Registrant’s operations, policies or practices.

The first and third paragraphs and the section entitled “Safe Harbor Statement” contained in Exhibit 99.1 to this report are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Appoints Dr. George Apostol as Chief Medical Officer and Global Head of Research & Development.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 8, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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